EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-~~15387~~[____]

~~Amendment No. 2 to the~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Sections 17(a)(1) and 17(a)(2) of the Act

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In the Matter of:

~~Hennessy Funds Trust~~
~~7250 Redwood Blvd., Suite 200~~
~~Novato, California 94945~~
~~Hennessy Advisors~~The RBB Fund, Inc.
~~7250 Redwood Blvd., Suite 200~~
~~Novato, California 94945~~
The RBB Fund Trust
615 East Michigan Street
Milwaukee, WI 53202

F/m Investments, LLC, DBA North Slope Capital LLC
3050 K Street, NW, Ste. 201
Washington, DC 20007

Quasar Distributors, LLC
111 E. Kilbourn Ave., Suite 2200
Milwaukee, WI 53202

Please send all communications regarding this Application to:

~~Teresa M. Nilsen~~
Steven Plump
~~Hennessy Advisors~~The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, WI 53202
~~7250 Redwood Blvd., Suite 200~~
~~Novato, California 94945~~
~~terry@hennessyfunds.com~~splump@rbbfund.com

With a copy to:

~~Peter D. Fetzer~~
~~777 East Wisconsin Avenue, Suite 3800~~
~~Milwaukee, Wisconsin 53202~~
Michael W. Mundt
Stradley Ronon Stevens & Young, LLP
2000 K Street, NW, Ste. 700
Washington, DC 20006
~~pfetzer@foley.com~~mmundt@stradley.com

Page 1 of ~~12~~47 sequentially numbered pages (including appendix)

As filed with the U.S. Securities and Exchange Commission on ~~November 15, 2022~~February 28, 2023

2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ~~Hennessy Funds Trust~~ ~~7250 Redwood Blvd., Suite 200~~ ~~Novato, California 94945~~ ~~Hennessy Advisors~~The RBB Fund, Inc. ~~7250 Redwood Blvd., Suite 200~~ The RBB Fund Trust 615 East Michigan Street Milwaukee, WI 53202 ~~Novato, California 94945~~ F/m Investments, LLC, DBA North Slope Capital LLC 3050 K Street, NW, Ste. 201 Washington, DC 20007	~~Amendment No. 2 to the~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act

I.   SUMMARY OF APPLICATION

In this ~~second amended~~ application, ~~Hennessy Funds~~The RBB Fund, Inc. (the "Company"), The RBB Fund Trust (the "Trust"), ~~Hennessy Advisors, Inc. (the "~~F/m Investments, LLC, DBA North Slope Capital LLC (the "Initial Adviser"), and Quasar Distributors, LLC (the "Distributor") (together, "Applicants") apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Sections 2(a)(32), 5(a) (1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act (the "Order"). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time ("Reference Order"), issued by the U.S. Securities and Exchange Commission ("Commission"), which terms and conditions are hereby incorporated by reference into this Order.[1]

Applicants request that the relief apply to the series of the Company and the Trust (the "Initial ~~Fund~~Funds") and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity

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[1] Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), or relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

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controlling, controlled by, or under common control with the Initial Adviser (any such entity included in the term "Adviser"), (b) offers exchange-traded shares utilizing active management investment strategies as contemplated by the Reference Order, and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and any Initial Fund, a "Fund").[2]

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.

II. APPLICANTS

A. The Company and the Trust

The Company is a corporation organized under the laws of the State of Maryland and will consist of one or more series operating as a Fund. The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as a Fund. ~~The~~ Each of the Company and the Trust is registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Initial Adviser will be the investment adviser to the Funds. The Initial Adviser is a ~~California corporation~~Delaware limited liability company with its principal place of business located at ~~7250 Redwood Blvd., Suite 200, Novato, California 94945~~3050 K Street, NW, Ste. 201, Washington, DC 20007. The Initial Adviser is, and any other Adviser will be, registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Initial Adviser has entered into a licensing agreement with Blue Tractor Group LLC, or an affiliate thereof, in order to offer Funds that utilize the methodology for Shielded Alpha® ETFs.[3]

Subject to approval by the Funds' board of directors or board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into subadvisory agreements with other investment advisers to act as sub-advisers with respect to the Funds ("Sub-Advisers"). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will act as the distributor and principal underwriter of shares of the Funds ("Shares"). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated

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[2] All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

[3] Various aspects of the Shielded Alpha® ETFs are the subject of pending patent applications.

or unaffiliated with the Adviser or a Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The Distributor will distribute Shares on an agency basis.

III.   REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•   With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•   With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, and are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

IV.   NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.   PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In the case of the Company and the Trust, the relevant resolutions authorizing the filing are attached as Appendix A. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act granting the relief requested by this application.

~~HENNESSY FUNDS TRUST~~
The RBB Fund, Inc.

~~By:/s/ Teresa M. Nilsen~~
By: _____

Name: ~~Teresa M. Nilsen~~James G. Shaw
Title: ~~Executive Vice President~~Chief Financial Officer and Secretary

~~HENNESSY ADVISORS, INC.~~

The RBB Fund Trust

~~By:/s/ Teresa M. Nilsen~~

By: _____

Name: ~~Teresa M. Nilsen~~James G. Shaw
Title: Chief Financial Officer and Secretary

F/m Investments, LLC, DBA North Slope Capital LLC

By: _____

Name: David L. Littleton
Title: ~~President~~Managing Member

~~QUASAR DISTRIBUTORS~~**Quasar Distributors, LLC**

~~By:/s/ Teresa Cowan~~
By: _____

Name: Teresa Cowan
Title: President

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Authorization of
The RBB Fund, Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by The RBB Fund, Inc. have been taken, and that as Chief Financial Officer and Secretary thereof, he is authorized to execute and file the same on behalf of The RBB Fund, Inc., and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

The RBB Fund, Inc.

By:_____

Name: James G. Shaw
Title: Chief Financial Officer and Secretary

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<u>Authorization of</u>
~~Hennessy~~<u>The RBB</u> Fund Trust

       In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by ~~Hennessy Funds~~<u>The RBB Fund</u> Trust have been taken, and that as ~~Executive Vice President~~<u>Chief Financial Officer and Secretary</u> thereof, ~~she~~<u>he</u> is authorized to execute and file the same on behalf of ~~Hennessy Funds~~<u>The RBB Fund</u> Trust<u>,</u> and all actions necessary to execute and file such instrument have been taken. The undersigned further states that ~~she~~<u>he</u> is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of ~~her~~<u>his</u> knowledge, information, and belief.

                                ~~**HENNESSY FUNDS TRUST**~~
                                <u>The RBB Fund Trust</u>

                                ~~By:/s/ Teresa M. Nilsen~~
                                <u>By:_____</u>

                                Name: ~~Teresa M. Nilsen~~<u>James G. Shaw</u>
                                Title: ~~Executive Vice President~~<u>Chief Financial Officer and Secretary</u>

8

Authorization of
~~**Hennessy Advisors, Inc.**~~
F/m Investments, LLC, DBA North Slope Capital LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by ~~Hennessy Advisors, Inc.~~F/m Investments, LLC, DBA North Slope Capital LLC have been taken, and that as ~~President~~Managing Member thereof, ~~she~~he is authorized to execute and file the same on behalf of ~~Hennessy Advisors, Inc.~~F/m Investments, LLC, DBA North Slope Capital LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information, and belief.

~~**HENNESSY ADVISORS, INC**~~
F/m Investments, LLC, DBA North Slope Capital LLC

~~By:/s/ Teresa M. Nilsen~~
By:_____

Name: ~~Teresa M. Nilsen~~David L. Littleton
Title: ~~President~~Managing Member

9

**Authorization of**
Quasar Distributors, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Quasar Distributors, LLC have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Quasar Distributors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

**~~QUASAR DISTRIBUTORS~~Quasar Distributors, LLC**

~~By:/s/ Teresa Cowan~~
By:_____

Name: Teresa Cowan
Title: President

10

Verification of
The RBB Fund, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated February 28, 2023 for, and on behalf of, The RBB Fund, Inc.; that he is Chief Financial Officer and Secretary of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

The RBB Fund, Inc.

By:_____

Name:_____James G. Shaw
Title:_____Chief Financial Officer and Secretary

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Verification of
~~Hennessy Funds~~The RBB Fund Trust


In accordance with Rule 0-2(d) under the Act, the undersigned states that ~~she~~he has duly executed the attached application dated ~~November 15, 2022~~February 28, 2023 for, and on behalf of, ~~Hennessy Funds~~The RBB Fund Trust; that ~~she is Executive Vice President~~he is Chief Financial Officer and Secretary of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information, and belief.

~~HENNESSY FUNDS TRUST~~
The RBB Fund Trust

By:~~/s/ Teresa M. Nilsen~~
By: _____

Name: ~~Teresa M. Nilsen~~James G. Shaw
~~Title: Executive Vice President~~Title: Chief Financial Officer and Secretary


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Verification of
~~Hennessy Advisors, Inc.~~
F/m Investments, LLC, DBA North Slope Capital LLC

In accordance with Rule 0-2(d) under the Act, the undersigned states that ~~she~~he has duly executed the attached application dated ~~November 15, 2022~~February 28, 2023 for, and on behalf of, ~~Hennessy Advisors, Inc.; that she is President~~F/m Investments, LLC, DBA North Slope Capital LLC; that he is Managing Member of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information, and belief.

~~HENNESSY ADVISORS, INC.~~
F/m Investments, LLC, DBA North Slope Capital LLC

~~By:/s/ Teresa M. Nilsen~~
By:_____

Name: ~~Teresa M. Nilsen~~David L. Littleton
Title: ~~President~~Managing Member

13

Verification of
Quasar Distributors, LLC

  In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached application dated ~~November 15, 2022~~February 28, 2023 for, and on behalf of, Quasar Distributors, LLC; that she is President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

        QUASAR DISTRIBUTORS, LLC

        ~~By:/s/ Teresa Cowan~~
        By: _____

        Name: Teresa Cowan
        Title: President

APPENDIX A
Resolutions of the ~~Board of Hennessy Funds~~Boards of The RBB Fund, Inc. and The RBB Fund Trust

RESOLVED, that the ~~filing~~officers of the Company/Trust be, and each of them hereby is, authorized and empowered, in the name of, for and on behalf of the Company/Trust, to file with the U.S. Securities and Exchange Commission ~~by the officers of Hennessy Funds Trust (the "Trust"), in the name and on behalf of the Trust, of~~ an application for an order under Section 6(c) of the ~~Investment Company~~1940 Act ~~of 1940, as amended (the "Act"),~~ for an exemption from Sections 2(a)(32), 5(a)(1), 22(d)~~,~~ and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)~~(1) and 17(a)(2)~~ of the Act (the "Order")~~,~~; and ~~any and all amendments thereto, be, and hereby is, authorized and approved.~~further

~~FURTHER~~ **RESOLVED,** that the officers of the Company/Trust~~,~~ be, and each of them hereby ~~are~~is, authorized and empowered to take ~~all such actions and to execute all such documents as they may deem necessary or appropriate to obtain the approval of the SEC's Division of Investment Management of the Order.~~any and all actions in accordance with the respective duties of each, including without limitation, making, executing, acknowledging and delivering all documents, and paying all necessary fees and expenses, as in any such officer's judgment may be necessary or advisable in order to carry out the purposes of the foregoing resolutions, the authority granted hereby to be conclusively evidenced by the taking of such action or the execution and delivery of any such document.

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**UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION**

File No. 812-~~15165~~[_____]

~~Second amended and restated application for an order~~Application for an Order under ~~section~~Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Sections 17(a)(1) and 17(a)(2) of the Act

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In the Matter of:

**The RBB Fund, Inc.
The RBB Fund Trust
615 East Michigan Street
Milwaukee, WI 53202**

**F/m Investments, LLC, DBA North Slope Capital LLC
3050 K Street, NW, Ste. 201
Washington, DC 20007**

~~Red Gate Advisers~~Quasar Distributors, LLC
111 E. Kilbourn Ave., Suite 2200
~~Herald Investment Marketing, LLC~~
~~Gateway Corporate Center, Ste 216~~
~~223 Wilmington West Chester Pike~~
~~Chadds Ford, PA 19317~~
Milwaukee, WI 53202

Please send all communications regarding this Application to:

~~Craig A. Urciuoli~~
~~Red Gate Advisers, LLC~~
~~Gateway Corporate Center, Ste 216~~
~~223 Wilmington West Chester Pike~~
~~Chadds Ford, PA 19317~~
**Steven Plump
The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, WI 53202
splump@rbbfund.com**

With a copy to:

Michael W. Mundt
Stradley Ronon Stevens & Young, LLP
2000 K Street, ~~N.W.~~NW, Ste~~.~~ 700
Washington, DC 20006 ~~1871~~
mmundt@stradley.com

Page 1 of ~~13~~47 sequentially numbered pages (including ~~exhibits~~appendix)

As filed with the U.S. Securities and Exchange Commission on ~~January 15, 2021~~
February 28, 2023

2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| In the Matter of

The RBB Fund, Inc.
The RBB Fund Trust
615 East Michigan Street
Milwaukee, WI 53202

F/m Investments, LLC, DBA North Slope Capital LLC
3050 K Street, NW, Ste. 201
Washington, DC 20007

Quasar Distributors, LLC
111 E. Kilbourn Ave., Suite 2200
Milwaukee, WI 53202

File No. 812-[   ] | Application for an Order under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act |

| In the Matter of

The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, WI 53202

Red Gate Advisers, LLC
Herald Investment Marketing, LLC
Gateway Corporate Center, Ste 216
223 Wilmington West Chester Pike
Chadds Ford, PA 19317

File No. 812-15165 | Second amended and restated application for an order under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a) of the Act |

I.   SUMMARY OF APPLICATION

In this application, as amended, The RBB Fund, Inc. (the "Company"), Red Gate Advisers, LLC ("The RBB Fund Trust (the "Trust"), F/m Investments, LLC, DBA North Slope Capital LLC (the "Initial Adviser"), and Herald Investment MarketingQuasar Distributors, LLC (the "Distributor") (together, the "Applicants") apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Sections

2(a)(32), 5(a) (1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act (the "Order"). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time ("Reference Order"), issued by the U.S. Securities and Exchange Commission ("Commission") ~~to permit the operations of Shielded Alpha® ETFs ("Reference Order")~~, which terms and conditions are hereby incorporated by reference into this Order.[1]

Applicants request that the relief apply to the ~~Shielded Alpha® ETF listed in Appendix A~~series of the Company and the Trust (the "Initial ~~Fund~~Funds") and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity included in the term "Adviser"), (b) ~~operates as a Shielded Alpha® ETF as described in~~offers exchange-traded shares utilizing active management investment strategies as contemplated by the Reference Order, and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and any Initial Fund, a "Fund").[2]

No form having been specifically prescribed for this application, Applicants proceed under ~~rule~~Rule 0-2 under the Act.

II.   APPLICANTS

A.   The Company and the Trust

The Company is a corporation organized under the laws of the State of Maryland and will consist of one or more series operating as ~~Shielded Alpha® ETFs. The~~a Fund. The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as a Fund. Each of the Company and the Trust is registered with the Commission as an open-end management investment company under the Act.

B.   The Adviser

The Initial Adviser will be the investment adviser to the ~~Initial Fund~~Funds. The Initial Adviser is a ~~Pennsylvania~~Delaware limited liability company with its principal place of business ~~in Chadds Ford, Pennsylvania. The Adviser~~located at 3050 K Street, NW, Ste. 201, Washington, DC 20007. The Initial Adviser is, and any other Adviser will be, registered as an "investment adviser" under ~~section~~Section 203 of the Investment Advisers Act of 1940, as

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[1] Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), ~~and~~or relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[2] All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

amended (the "Advisers Act"). The Initial Adviser has entered into a licensing agreement with Blue Tractor Group LLC, or an affiliate thereof, in order to offer Funds that utilize the methodology for Shielded Alpha® ETFs.[3]

Subject to approval by the ~~Fund's~~Funds' board of directors or board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into subadvisory agreements with other investment advisers to act as ~~subadvisers~~sub-advisers with respect to the Funds ("~~Subadvisers~~Sub-Advisers"). Any ~~Subadviser~~Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.   The Distributor

The Distributor is a ~~Pennsylvania~~Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will act as the distributor and principal underwriter of shares of the Funds ("Shares"). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser ~~and/or Subadviser~~or a Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The ~~distributor~~Distributor will distribute Shares on an agency basis.

III.   REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

- With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

- With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, and are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

IV.   NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.   PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

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[3] Various aspects of the Shielded Alpha® ETFs are the subject of pending patent applications.

5

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In the case of the Company and the Trust, the relevant resolutions authorizing the filing are attached as Appendix BA. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

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Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under ~~sections~~Sections 6(c) and 17(b) of the Act granting the relief requested by this application.

The RBB Fund, Inc.
~~By: /s/ Salvatore Faia~~

By: _____

Name: James G. Shaw
Title: Chief Financial Officer and Secretary

The RBB Fund Trust

By: _____

Name: James G. Shaw
Title: Chief Financial Officer and Secretary

F/m Investments, LLC, DBA North Slope Capital LLC

By: _____

Name: David L. Littleton
Title: Managing Member

Quasar Distributors, LLC

By: _____

Name: ~~Salvatore Faia~~   Teresa Cowan
Title: President

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Red Gate Advisers, LLC

By: /s/ Craig A. Urciuoli
Name: Craig A. Urciuoli
Title: President

Herald Investment Marketing, LLC

By: /s/ John Brett
Name: John Brett
Title: President

8

**Authorization of**
The RBB Fund, Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by The RBB Fund, Inc. have been taken, and that as ~~President~~Chief Financial Officer and Secretary thereof, he is authorized to execute and file the same on behalf of The RBB Fund, Inc., and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

**The RBB Fund, Inc.**

By:_____
~~By: /s/ Salvatore Faia~~
Name:~~ Salvatore Faia~~   James G. Shaw
Title:~~ President~~   Chief Financial Officer and Secretary

9

Authorization of
The RBB Fund Trust
~~Red Gate Advisers, LLC~~

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by The RBB Fund Trust have been taken, and that as Chief Financial Officer and Secretary thereof, he is authorized to execute and file the same on behalf of The RBB Fund Trust, and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

The RBB Fund Trust

By:_____

Name: James G. Shaw
Title: Chief Financial Officer and Secretary

10

**Authorization of**
F/m Investments, LLC, DBA North Slope Capital LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by ~~Red Gate Advisers~~F/m Investments, LLC, DBA North Slope Capital LLC have been taken, and that as ~~the President~~Managing Member thereof, he is authorized to execute and file the same on behalf of ~~Red Gate Advisers,~~F/m Investments, LLC, DBA North Slope Capital LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

~~Red Gate Advisers, LLC~~
~~By: /s/ Craig A. Urciuoli~~
~~Name: Craig A. Urciuoli~~
~~Title: President~~

F/m Investments, LLC, DBA North Slope Capital LLC

By: _____

Name: David L. Littleton
Title: Managing Member

11

Authorization of
~~Herald Investment Marketing~~Quasar Distributors, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by ~~Herald Investment Marketing~~Quasar Distributors, LLC have been taken, and that as ~~the~~ President thereof, ~~he~~she is authorized to execute and file the same on behalf of ~~Herald Investment Marketing~~Quasar Distributors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that ~~he~~she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information, and belief.

> ~~Herald Investment Marketing~~**Quasar Distributors, LLC**
>
>
> By: _____
> ~~By: /s/ John Brett~~
> Name: ~~John Brett~~   Teresa Cowan
>   Title: President

12

Verification of
The RBB Fund, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated ~~January 15, 2021~~February 28, 2023 for, and on behalf of, The RBB Fund, Inc.; that he is ~~President~~Chief Financial Officer and Secretary of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

The RBB Fund, Inc.

By: _____

~~By: /s/ Salvatore Faia~~

Name: ~~Salvatore Faia~~   James G. Shaw

Title: ~~President~~   Chief Financial Officer and Secretary

13

Verification of
The RBB Fund Trust
~~Red Gate Advisers, LLC~~

<u>In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated February 28, 2023 for, and on behalf of, The RBB Fund Trust; that he is Chief Financial Officer and Secretary of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.</u>

The RBB Fund Trust

By: _____

Name: _____ James G. Shaw

Title: _____ Chief Financial Officer and Secretary

14

Verification of
F/m Investments, LLC, DBA North Slope Capital LLC

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated ~~January 15, 2021~~February 28, 2023 for, and on behalf of, ~~Red Gate Advisers~~F/m Investments, LLC, DBA North Slope Capital LLC; that he is ~~the President~~Managing Member of such ~~company~~entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

~~Red Gate Advisers, LLC~~

F/m Investments, LLC, DBA North Slope Capital LLC
~~By: /s/ Craig A. Urciuoli~~

By:______________________________

Name: ~~Craig A. Urciuoli~~ David L. Littleton
Title: ~~President~~ Managing Member

15

Verification of
~~Herald Investment Marketing~~Quasar Distributors, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned states that ~~he~~she has duly executed the attached application dated ~~January 15, 2021~~February 28, 2023 for, and on behalf of, ~~Herald Investment Marketing~~Quasar Distributors, LLC; that ~~he is the~~she is President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information, and belief.

~~Herald Investment Marketing~~**QUASAR DISTRIBUTORS, LLC**

By: _____
~~By:/s/ John Brett~~
Name: ~~John Brett~~   Teresa Cowan
Title: President

16

APPENDIX A
The Initial Funds

Stance Equity ESG Large Cap Core ETF: The Fund's investment objective is capital appreciation. The Fund will primarily invest in U.S. publicly traded equity securities.

17

~~APPENDIX B~~

Resolutions of the ~~Board~~Boards of The RBB Fund, Inc. and The RBB Fund Trust

RESOLVED, that the officers of the Company ~~are~~/Trust be, and each of them hereby is, authorized ~~to prepare and~~and empowered, in the name of, for and on behalf of the Company/Trust, to file with the U.S. Securities and Exchange Commission an application for an ~~exemptive~~ order~~, and any and all amendments thereto, pursuant to~~ under Section 6(c) of the ~~Investment Company~~1940 Act ~~of 1940 ("Act")~~ for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a) of the Act~~, and under Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A) and (B) of the Act~~ (the "Order"); and further

RESOLVED, that ~~each of~~ the officers of the Company ~~is~~/Trust be, and each of them hereby is, authorized and ~~directed~~empowered to take any and all actions in accordance with the respective duties of each, including without limitation, making, executing, acknowledging and delivering all documents, and paying all necessary fees and expenses, as in any such officer's judgment may be necessary or advisable in order to carry out the purposes of the foregoing resolutions, the authority granted hereby to be conclusively evidenced by the taking of such action or the execution and delivery of any such document.